SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: The GEO Group, Inc.

NAME OF PERSON RELYING ON EXEMPTION: SOC Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, N.W., Suite 900, Washington, D.C. 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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April 6, 2022

At The GEO Group’s (NYSE: GEO) Annual Meeting on April 26, 2022, please vote AGAINST the “Say-On-Pay” proposal.

Dear GEO Group shareholder:

There is a significant pay-for-performance disconnect at the company and its incentive programs have generously rewarded executives while investors have seen their long-term investment in the company decline substantially.

The SOC Investment Group is a GEO shareholder and works with pension funds sponsored by unions affiliated with the Strategic Organizing Center, a coalition of four unions representing more than four million members, to enhance long term shareholder value through active ownership. These funds have over $250 billion in assets under management and are also substantial GEO shareholders.

Executive bonuses were earned at or near maximum despite target goals being set lower than the previous year.

The company’s annual cash incentive program is based on net income and revenue goals, weighted 65% and 35% respectively. Targets for both goals were lowered below not only the targets that were set last year, but also the actual results achieved in 2020 as well. The company’s own proxy statement affirms that the net income target for 2021 was set at $111.1 million, a decrease of $49.7 million or 31% compared to adjusted net income achieved during 2020, and the revenue target was set at $2.25 billion, a decrease of $102.1 million or 4% compared to revenue achieved during 2020. The board does not offer a rationale for why goals were set lower, but the proxy statement mentions a number of adjustments including COVID-19. Despite setting both goals lower year-over-year, the net income goal was achieved at 160% of target and the revenue goal was achieved at target for 2021, entitling executives to a payout at 166% payout, well-above target.

We believe that a reduction in bonus pay opportunity or application of negative discretion should be used by the Compensation Committee in instances where annual bonus goals are set below actual results from the prior year.

Also, we note that despite poor shareholder return performance discussed further below, annual cash bonuses have been paid to executive at- or above-target over the past five years with the most recent bonus payment being the highest despite new all-time lows in the stock price in 2021:

STI Payout
Fiscal
(% of
Year
Target)
2017	120.8%
2018	104.6%
2019	110.6%
2020	101.5%
2021	166.4%

The company’s long-term equity program design appears to insulate executives from poor shareholder return (TSR) performance.

Long-term shareholders have lost 80% of their investment in the company over the past five years; meanwhile, the board appears to have set up an equity compensation scheme that shield executives from the risk of significant forfeiture of their equity. The company’s long-term equity incentive program is based on relative TSR and return on

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capital employed, both weighted 50%, over a three-year performance period. However, despite a whopping -54.9% TSR and TSR comprising 50% of the performance award, somehow payouts were still near-target at 97%. How? Because the return on capital employed was achieved near maximum. In fact, it seems that the target for this metric has been achieved at near maximum for at least the past five performance equity cycles, despite dismal TSR performance over the past five years (the past three performance equity cycles) as the table below demonstrates:

			Payout
Performance
	TSR	ROCE	(% of
Cycle
			target)
2019 - 2021	-54.9%	11.8	97%
2018 - 2020	-46.9%	11.5	92%
2017 - 2019	-15.7%	11.4	180%
2016 - 2018	45.9%	11.3	168%
2015 - 2017	13.3%	11.3	96%

When one examines this table and long-term performance equity payouts executives have received over the seven years it begs the question: how much of executive equity is really at risk of being forfeited at this company? The table illustrates that GEO Group’s shareholder returns have been sharply negative over the past three performance equity cycles, but executive always receive near- or above-target payout/vesting. In fact, despite double digit negative TSR for the 2017 – 2019 performance period, where the company mentions it ranked in the 13th percentile against its comparator index, executives earned a whopping 180% of target payout, which was higher than the cycle before it with much stronger returns. The program is clearly driven by the return on capital employed metric, which has always been achieved well-above-target for the past five performance periods. Therefore, in practice this equity compensation design is only “performance” based if the result increases executives’ payout.

This is one of the problems withs performance equity awards: they are not significantly “at-risk” and forfeited awards tend to be made up for in one way or another—in some cases that could mean special awards, in other cases that could mean shifting to different performance metrics or periods, and in this case it means using a performance metric with a relatively consistent outcome year-over-year to ensure awards always vest near target. In our view, time vesting awards at lower amounts is a better, more honest alternative.

Given the issues we have discussed regarding GEO Group’s annual bonus and long-term performance equity program, paying executives well-above target cash bonuses despite goals set lower than last year’s actual results and consistently at- or well-above target vesting of performance equity despite extremely poor shareholder return performance, we urge you to vote AGAINST the Say-On-Pay proposal.

Please contact my colleague Michael Varner, Director of Executive Compensation Research at mvarner@socinvestmentgroup.com with any questions.

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED.

Please execute and return your proxy card according to The GEO Group’s instructions.